

a2a

energie in comune





09046275

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER   May 26, 2009

AEM SPA

SUPPL.

<u>Attention: Special Counsel, Office of International Corporate Finance</u>

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

Encl.

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu



a2a
energie in comune

PRESS RELEASE

A2A acquires a number of minority stakes in EPCG Montenegro

Milan, 26 May 2009 – A2A has carried out a number of block trade transactions on the Montenegro Stock Exchange, with various minority shareholders of Elektroprivreda Crne Gore AD Nikšić (EPCG).

Following these transactions, A2A owns approximately 15% of the share capital of EPCG.